UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

LML PAYMENT SYSTEMS, INC.
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

50208P 10 9
(CUSIP Number)

ESTATE OF ROBERT EMERSON MOORE
c/o Mr. Howard J. Kellough, Q.C.
2800 - 1055 Dunsmuir Street
Vancouver, British Columbia V7X 1P4
Canada
(604) 669-4416
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 18, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject
of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of
Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50208P 10 9

1.	Names of Reporting Person: Estate of Robert Emerson Moore(1)
I.R.S. Identification Nos. of above person (entities only).: Not Applicable
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[_]
(b)	[_]

3.	SEC Use Only:

4.	Source of Funds (See Instruction): OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [_]

6.	Citizenship or Place of Organization:
The Estate of the Late Robert Emerson Moore is located in British Columbia, Canada

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power: 3,583,898 shares of common stock

8.	Shared Voting Power: 1,233,332 shares of common stock(2)

9.	Sole Dispositive Power: 3,583,898 shares of common stock

10.	Shared Dispositive Power: 1,233,332 shares of common stock(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,817,230 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [_]

13.	Percent of Class Represented by Amount in Row (11):
21.6 % based on 22,337,205 shares outstanding (as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the Period Ended June 30, 2007)

14.	Type of Reporting Person (See Instructions) OO

(1)	Howard John Kellough and Alvin Frank Dale are the co-executors of the Estate of Robert Emerson Moore.
(2)	These shares of common stock are registered in the name of 716377 Alberta Ltd., all of the outstanding shares of which are owned by the Estate of Robert Emerson Moore.

CUSIP No. 50208P 10 9

1.	Names of Reporting Person: 716377 Alberta Ltd.
I.R.S. Identification Nos. of above person (entities only).: Not Applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(c)	[_]
(d)	[_]

3.	SEC Use Only:

4.	Source of Funds (See Instruction): OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [_]

6.	Citizenship or Place of Organization:
Alberta, Canada

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power: 1,233,332 shares of common stock

8.	Shared Voting Power: Nil

12.	Sole Dispositive Power: 1,233,332 shares of common stock

13.	Shared Dispositive Power: Nil

14.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,233,332 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [_]

15.	Percent of Class Represented by Amount in Row (11):
5.5% based on 22,337,205 shares outstanding (as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the Period Ended June 30, 2007)

16.	Type of Reporting Person (See Instructions) OO

This statement on Schedule 13D amends and supplements the statement on Schedule 13D dated March 21, 2005 filed by the Estate of Robert Emerson Moore pursuant to Rule 13d-1(d) under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”).

This amendment is being filed to reflect certain sales of common shares without par value (the “Common Shares”) in the capital of LML Payment Systems Inc., effected on behalf of the Estate by Haywood Securities Inc. under two Rule 10b5-1 Sales Plans dated, respectively, August 18, 2006 and March 18, 2007. As of September 18, 2007, a total of 223,388 Common Shares had been sold under the Rule 10b5-1 Plans, which number represents approximately one percent of the 22,337,205 Common Shares disclosed by the Issuer as issued and outstanding as of August 3, 2007 in its quarterly report on Form 10-Q for the period ended June 30, 2007. The disposition of such number of Common Shares by the Estate is deemed to be material for the purposes of the Exchange Act. Refer to Item 4, below, for additional information.

Item 1.                Security and Issuer.

The statement relates to Common Shares of LML Payment Systems Inc. (the “Issuer”), a corporation existing under the laws of the Yukon Territory, Canada. The principal executive offices of the Issuer are located at 1680 – 1140 West Pender Street, Vancouver, British Columbia, Canada V6E 4G1.

Item 2.                 Identity And Background

A.	Name of Persons filing this Statement:

This statement is filed by the Estate of Robert Emerson Moore (the “Estate”) and 716337 Alberta Ltd. (collectively, the “Reporting Persons”). On March 21, 2005 (the “Probate Date”), the Supreme Court of British Columbia in Probate issued a Grant of Letters Probate to Howard John Kellough and Alvin Frank Dale, as co-executors of the Estate. The Estate holds all of the issued and outstanding shares of 716377 Alberta Ltd.

B.	Residence or Business Address:

The business address of the Estate is as follows:

c/o Howard J. Kellough, Q.C. 2800 - 1055 Dunsmuir Street Vancouver, British Columbia Canada V7X 1P4

C.	Present Principal Occupation and Employment:

Mr. Kellough, Executor, is a lawyer qualified to practice law in British Columbia, and Mr. Dale is a Chartered Accountant

D.	Criminal Proceedings:

Neither Mr. Kellough nor Mr. Dale has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

E.	Civil Proceedings:

During the last five years, neither Mr. Kellough nor Mr. Dale has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F.	Citizenship: The Estate is being administered in the Province of British Columbia.

Item 3.                 Source And Amount Of Funds Or Other Consideration

The Estate acquired the following property for no consideration, upon the grant of letters probate in connection with the death of Robert Emerson Moore:

  3,703,013 Common Shares of the Issuer formerly held directly by Mr. Moore;
  all of the issued and outstanding shares of 716377 Alberta Ltd., which held 1,233,332 Common Shares of the Issuer as of the Probate Date;
  all of the issued and outstanding shares of Lancia Investments Ltd., which held 106,437 Common Shares of the Issuer as of the Probate Date; and
  all of the issued and outstanding shares of Grizzly Holdings Ltd., which held 43,236 Common Shares of the Issuer as of the Probate Date.

Mr. Kellough and Mr. Dale are the co-executors of the Estate.

Item 4.                 Purpose Of Transaction

The Estate acquired control of the Common Shares disclosed in Item 3 above effective as of the Probate Date. Mr. Kellough and Mr. Dale, as co-executors of the Estate, are mandated to sell or otherwise dispose of the Common Shares (i) as may be required to pay the expenses of administration and other liabilities of the Estate, including the Estate’s tax liabilities, (ii) as may be required in fulfillment of the executors’ fiduciary duties to the Estate, and (iii) as may be required to effect the distribution of the assets of the Estate to the beneficiaries of the Estate. Accordingly, on August 18, 2006, the Estate entered into a Rule 10b5-1 sales plan (the “August 2006 10b5-1 Plan”) with Haywood Securities Inc. pursuant to Exchange Act Rule 10b5-1, to facilitate the orderly sale of Common Shares for estate administration and tax planning purposes.

Under the terms of the August 2006 10b5-1 Plan, the Estate granted Haywood Securities Inc. discretion to sell up to 200,000 Common Shares over a three-month period beginning on September 1, 2006, subject to compliance with applicable securities laws, certain contractual daily volume limitations, and a minimum selling price of not less than $4.05 per share. A total of 10,900 Common Shares were sold from the holdings of Lancia Investments Ltd. under the August 2006 10b5-1 Plan, and were reported by the Estate on Statements of Changes In Beneficial Ownership filed with the Securities and Exchange Commission on Form 4.

On March 18, 2007, the Estate entered into a replacement Rule 10b5-1 sales plan (the “March 2007 10b5-1 Plan”) with Haywood Securities Inc. pursuant to Exchange Act Rule 10b5-1. The Estate has granted to Haywood Securities Inc. the discretion to sell up to 405,000 Common Shares during the period commencing on April 1, 2007 and ending on October 1, 2007, subject to compliance with applicable securities laws, certain contractual daily volume limitations, and a minimum selling price of not less than $3.00 per share.

A total of 212,438 Common Shares were sold from the holdings of Lancia Investments Ltd., Grizzly Holdings and the Estate between April 19, 2007 and September 18, 2007, as reported by the Estate on Statements of Changes In Beneficial Ownership filed with the Securities and Exchange Commission on Form 4.

In summary, as of September 18, 2007, a total of 223,388 Common Shares had been sold under the August 2006 10b5-1 Plan and the March 2007 10b5-1 Plan, which number represents approximately one percent of the 22,337,205 Common Shares of the Issuer disclosed as issued and outstanding as of August 3, 2007 in the Issuer’s quarterly report on Form 10-Q for the period ended June 30, 2007. The disposition of such number of Common Shares by the Estate is deemed to be material for the purposes of the Exchange Act and necessitates the filing of this amendment to the Reporting Persons’ statement on Schedule 13D dated March 21, 2005.

As reported by the Estate on Statements of Changes In Beneficial Ownership filed with the Securities and Exchange Commission on Form 4, Haywood Securities Inc. sold an additional 35,000 Common Shares on September 19, 2007, and 10,400 Common Shares on September 20, 2007. Haywood Securities Inc. has discretionary authority to continue to sell Common Shares until October 1, 2007, subject to the limits on placed on its authority under the March 2007 Plan. The Estate anticipates that it may enter into a new Rule 10b5-1 Plan with Haywood Securities Inc. following the expiry of the current Plan.

The Estate has no present plan or proposal that relates to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or, except as disclosed above, the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)

any change in the present board of directors of the Issuer or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer's business or corporate structure;

(g)	changes in the Issuer's certificate of incorporation or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j)	any action similar to any of those enumerated in paragraph (a) through (i) immediately above.

Item 5.                 Interest In Securities Of The Issuer

A.	Beneficial Ownership.

The Estate is the beneficial owner of 4,817,230 Common Shares, representing approximately 21.6% of the Issuer’s issued and outstanding Common Shares (based on 22,337,205 Common Shares disclosed as outstanding in the Issuer’s Quarterly Report on Form 10-Q for the Period Ended June 30, 2007). The Estate holds 3,583,898 Common Shares directly; the balance of 1,233,332 Common Shares are registered in the name of 716377 Alberta Ltd., all of the issued and outstanding shares of which are held by the Estate.

Beneficial ownership is calculated under Rule 13d-3 of the Securities Exchange Act of 1934. Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding as of the date indicated.

B.	Power to Vote and Dispose.

The Estate has the direct power to vote and direct the disposition of the Common Shares of the Issuer held directly by it and, through its ownership of all of the issued and outstanding shares of 716377 Alberta Ltd., the indirect power to vote and direct the disposition of the Common Shares held by 716377 Alberta Ltd.

C.	Transactions Within the Past 60 Days.

Except as noted herein, the Reporting Persons have not effected any other transactions in the Issuer's securities, including Common Shares of the Issuer, within sixty (60) days preceding the date hereof..

D.	Certain Rights of Other Persons.

Not applicable

Item 6.                 Contracts, Arrangements, Understandings Or Relationships With Respect To Securities Of The Issuer

With the exception of the March 2007 10b5-1 Plan, the Reporting Persons do not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Persons have not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7.                 Material To Be Filed As Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     September 21, 2007

/s/ Howard J. Kellough
Signature

Howard J. Kellough, Executor
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person) , evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).